

CAPITOL FEDERAL® FINANCIAL, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 29, 2014

CAPITOL FEDERAL FINANCIAL, INC.
ANNOUNCES LEVERAGE STRATEGY

Topeka, KS – Capitol Federal® Financial, Inc. (NASDAQ: CFFN) (the "Company") announced today a leverage strategy being implemented by Capitol Federal Savings Bank (the "Bank").

The leverage strategy involves borrowing from the Federal Home Loan Bank Topeka ("FHLB") up to $2.10 billion on the Bank's line of credit ("LOC"). The borrowing will consist of two leverage tiers. The first $800.0 million is intended to remain borrowed on the LOC for an extended period of time while the additional $1.30 billion will be borrowed in the first days of each quarter and paid off prior to the end of each quarter. Per FHLB policy, the Bank is required to purchase 4.5% of the amount borrowed in FHLB stock. The proceeds of the borrowings, net of FHLB stock purchased, will be deposited at the Federal Reserve Bank of Kansas City. Under current conditions, this leverage strategy will increase pre-tax income approximately $4.5 million annually, the average balance of borrowings approximately $2.10 billion, the average balance of cash approximately $2.00 billion and FHLB stock approximately $100.0 million each quarter and reduce the net interest margin by approximately 35 basis points. The $800.0 million of leverage not paid off at quarter end will reduce the Bank's Tier 1 equity ratio to about 13.0%. This transaction is expected to have minimal impact on the Bank's ability to manage its interest rate risk and liquidity.

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank, which operates 47 branch offices in Kansas and Missouri. News and other information about the Company can be found on the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in documents filed or furnished by Capitol Federal Financial, Inc. with the SEC. Actual results may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President	Executive Vice President,
Investor Relations	Chief Financial Officer and Treasurer
700 S Kansas Ave	700 S Kansas Ave
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com